 MK



SECU **11020300** IMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

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SEC FILE NUMBER
8- **8-50599**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2010**   AND ENDING   **12/31/2010**

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HAP TRADING L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Whitehall Street, 6th Floor

(No. and Street)

New York   **NY**   **10004**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harsh A. Padia   **212-380-5100**

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm

(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Harsh A. Padia_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__HAP TRADING, LLC_____, as

of __December 31_____, 20 __10_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__**Chief Executive Officer**_____
Title

_____
Notary Public

KYRA STEVENS
Notary Public, State of New York
No. 01ST6030359
Qualified in Bronx County
Commission Expires Sept. 7, 20 _13_

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

HAP Trading, LLC

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Members of
Hap Trading, LLC
New York, New York

We have audited the accompanying statement of assets, liabilities and members' equity of Hap Trading, LLC (the "Company") as of December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hap Trading, LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

February 28, 2011

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com



INTERNATIONAL

Registered Public Company Accounting Oversight Board · AICPA

HAP TRADING, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	2,441,240
Related party note receivable		7,598,949
Due from clearing broker		68,501,067
Interest and dividends receivable		7,816,564
Securities owned, at market		4,928,635,324
Other receivables		425,488
Receivables from customers		57,801
Fixed assets, net of accumulated depreciation of $435,649		1,724,400
Other Assets		15,000
TOTAL ASSETS	$	5,017,215,833

LIABILITIES AND MEMBERS' EQUITY

Due to clearing broker	$	107,435,338
Interest and dividends payable		7,441,898
Accounts payable and accrued expenses		9,503,699
Distributions payable		3,711,368
Securities sold, not yet purchased, at fair value		4,617,798,189
TOTAL LIABILITIES		4,745,890,492
Commitments and contingent liabilities		-
Members' equity		271,325,341
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,017,215,833

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

HAP Trading, LLC a New York limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the New York Stock Exchange ("NYSE"), the Chicago Board Options Exchange ("CBOE"), the Philadelphia Stock Exchange, the NYSE-ARCA Exchange and the Better Alternative Trading System.

The Company engages in market making on the NYSE-AMEX and CBOE. The company hedges its risk with either equities, Electronic Traded Funds ("ETFs") and the related equity options and/or options on the ETFs and/or indices. The Company also engages in other proprietary trading strategies.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities and derivative contract transactions including related revenue and expenses are recorded on a trade date basis with their resulting gains and losses based on a daily mark-to-market of all security and derivative positions. Securities and derivative contracts owned, and securities and derivative contracts sold, but not yet purchased are stated at fair value, with related changes in unrealized appreciation and depreciation reflected in principal transactions on the statement of revenue and expenses.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

The cost of computers, furniture and equipment is depreciated over the estimated useful lives of the related assets of 3 to 7 years on a straight line basis.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

4

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

Level 3:   Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2010.

	Fair Value	Fair Value Hierarchy
Assets		
Securities owned	$ 4,928,635,324	Level 1
Liabilities		
Securities sold, not yet purchased	$ 4,617,798,189	Level 1

NOTE 4 - INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's members under a limited liability corporation.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a lease agreement for office space which expires in 2017. During 2010, the Company paid $685,862 in rent expense.

Remaining commitments under the operating lease are as follows:

Year ending December 31,	Amount
2011	$ 568,107
2012	588,110
2013	616,116
2014	616,116
2015	616,116
Thereafter	1,026,859

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is a member firm of the Chicago Board Options Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $83,432,786 at December 31, 2010 which exceeded 6 2/3% of aggregate indebtedness by $82,054,966. The ratio of aggregate indebtedness to net capital was 0.2476 to 1 at December 31, 2010.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for both trading and economic risk management purposes, resulting from its own business activities. These derivative transactions typically include equity options, options on ETFs and index options, coupled with futures and options on futures for ETFs and indices.

In addition, the Company has sold securities and derivative contracts that it does not currently own, and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010 at fair value, and will incur a loss if the fair value of the securities and derivative contracts sold and not yet owned increases subsequent to December 31, 2010.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS (continued)

Generally, the Company hedges against the securities and derivative contracts sold and not yet owned, thus a loss in these positions may be offset by income attributable to the hedge.

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the Company's money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 8 – RETIREMENT PLAN

The Company has a 401(k) retirement plan covering substantially all employees. Only full time employees who meet the service period are eligible to participate in the plan. The Company makes a matching contribution on an individual basis, equal to 100% of the contributions made by the participants to the plan, not to exceed 6.67% of the employee's total annual compensation capped at the annual deferral limit as defined.

NOTE 9 – RELATED PARTY TRANSACTIONS

HAP Capital Advisors LLC, an affiliate of the Company, provides the Company with services including IT development and administrative services.

During 2010, the Company repaid HAP Capital Advisors, LLC $697,100.

On August 16, 2010, the Company loaned $7,500,000 to a 50% owner. The loan bears interest at 3.5% annually and is due on demand. As of December 31, 2010, the Company had accrued $98,949 of interest on this loan.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2011, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.